U.S. News Release	No. 192-2010 October 22, 2010

Platinum Group Metals Closes
$125 Million Bought Deal Financing

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) is pleased to announce that it has closed its previously announced bought deal equity financing of 61,000,000 common shares at a price of Cdn$2.05 per share for aggregate gross proceeds to the Company of Cdn$125,050,000 (the “Offering”).

The Company intends to use approximately Cdn$60.1 million of the net proceeds of the Offering as a payment to a subsidiary of Platinum Group in connection with the shareholders agreement with Wesizwe Platinum to increase the Company’s interest in Project 1 and Project 3 located in the Western Bushveld Complex of South Africa (the “WBJV Project”) from 54.75% to 74%.  Of the remaining net proceeds of the Offering, approximately Cdn$47.77 million will be applied against the Company’s 74% share of an initial Cdn$64.56 million development programme for Project 1 and approximately Cdn$10 million will be reserved for general working capital purposes.

The common shares were offered by way of a short form prospectus filed in all of the Provinces of Canada, other than Québec, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).  The Company has granted the underwriters in the Offering an option, exercisable for 30 days, to purchase up to an additional 15% of the common shares at the issue price to cover overallotments and for market stabilization purposes.

The securities offered have not been registered under the U.S. Securities Act  or any state securities laws and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities.

About Platinum Group Metals Ltd. and the WBJV

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. Platinum Group holds mineral rights in both Canada and South Africa and in addition to the WBJV Project with a completed feasibility study; the Company has two active exploration joint ventures with JOGMEC, the Japanese state company. The Company also owns significant mineral rights in the vicinity of North American Palladium Ltd.’s Lac des Iles Mine north of Thunder Bay, Ontario.  The Company was formed originally in 2000 and amalgamated in 2002 and is focused on the development of platinum operations.

The WBJV is held by a project holding company (“WBC”). Platinum Group Metals plans to subscribe for additional shares in this company to increase its stake to 74% and these funds are to be applied to project costs for development. The WBJV is located adjacent to the Bafokeng Rasimone Platinum Mine and is located on the shallow edge, up dip of the same reefs as the Styldrift Project, which is an expansion project of the Bafokeng Rasimone Platinum Mine operated by Royal Bafokeng Platinum. A 26% interest in the WBJV (through WBC) will be held by Wesizwe. Wesizwe also holds 100% of the Frischgewaagd-Ledig platinum project adjoining the WBJV area where a proposed transaction for development valued at US $868 million with Jinchuan Group, a Chinese state company, is being finalized.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements in this press release include, without limitation, statements regarding the Company’s interest in certain of its projects and the intended use of proceeds of the Offering. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.  The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.